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                                                               EXHIBIT (A)(5)(A)

FOR IMMEDIATE RELEASE

Wolohan Contacts:

James L. Wolohan                               John A. Sieggreen
President and CEO                              Executive Vice President and COO
(517) 498-8401                                 (517) 498-8402

                   WOLOHAN LUMBER CO. ANNOUNCES TENDER OFFER
                              FOR ITS COMMON STOCK

     Saginaw, Michigan, November 9, 2000 -- Wolohan Lumber Co. (NASDAQ: WLHN) today announced that it has commenced a "Dutch Auction" tender offer to purchase up to 1,500,000 shares, or approximately 33 percent, of its outstanding common stock. The company intends to finance the repurchase through cash on hand.

     The Company is making the offer to buy back its shares because over the past several years, it has divested certain operating assets that no longer fit with the company's current strategic focus to concentrate on professional builders and large project-oriented customers. Consistent with this focus, it has also eliminated or reduced certain products previously sold to the do-it-yourself home improvement market. The redeployment of these assets has resulted in an accumulation of cash on the company's balance sheet. The Company has determined that this cash is significantly more than will be necessary to fund its working capital, physical plant, and other needs related to current operations in the foreseeable future. Moreover, it has analyzed a variety of other alternatives for utilizing this cash, including potential opportunities for acquisitions. Management does not view any of these alternatives to be in the best interest of enhancing shareholder value at this time and is therefore seeking to utilize the cash to deliver value directly to its shareholders.

     According to James L. Wolohan, President and Chief Executive Officer of Wolohan Lumber Co., "The tender offer provides shareholders with the opportunity to sell all or a portion of their shares at a price which is higher than prevailing market prices before the offer, and to do so with a number of shares of their choice subject to the terms and conditions of this offer."

     The Company plans to repurchase up to 1,500,000 shares of its common stock at a single, per-share price within a price range of $10.00 to $12.00 per share. Under the terms of the offer, shareholders will have the opportunity to tender all or a portion of their shares at a price within this specified price range. The closing price of the Company's common stock on Wednesday, November 8, 2000, was $8.141 per share. Shareholders whose shares are purchased in the offer will be paid the same purchase price net in cash, without interest, after expiration of the offer period. The Company will select the lowest purchase price that will allow it to buy 1,500,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn. All shares acquired in the offer will be acquired at the same purchase price.

     The Board of Directors of Wolohan Lumber Co. has approved the offer. However, neither the Company nor its Board of Directors nor the Dealer Manager of the offer is making any recommendation to the shareholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which such shares should be tendered.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR AN OFFER TO SELL ANY SHARES OF WOLOHAN'S COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY THE COMPANY'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT THE COMPANY WILL BE SENDING OUT TO ITS SHAREHOLDERS SHORTLY. SHAREHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN
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IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS TO THE OFFER.

     The tender offer will expire on Friday, December 15, 2000, at 12:00 Midnight, Eastern time, unless the Company elects to extend the offer. The offer is subject to various conditions described on the Offer to Purchase.

About Wolohan Lumber Company

     Wolohan Lumber Co. is a full-line retailer of lumber, building materials and related products used primarily for new-home construction and home-improvement projects. Headquartered in Saginaw, Michigan, founded in 1964 with three stores and at November 9, 2000 40 stores were in operation under the names Wolohan Lumber and CML. The Company's primary customer focus is the single-family homebuilder, commercial and multi-family builder, remodeler and project-oriented consumer. Wolohan offers a wide range of services including house design, delivery, installation, various financing options and job-site contractor sales representatives with experienced store support coordination.

     This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include those matters disclosed in the Company's Securities and Exchange Commission filings.

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